# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DiDi Global Inc., CIK 0001764757
CUSIP: G2758H105
Title of class of securities: Class A Ordinary Shares, par value of $0.00002 per share
Address of issuer's principal executive offices: DiDi Xinchenghai Building 1, Yard 6,, North Ring Road, Tangjialing, Haidian, Beijing, China (F4), 100193
Date of event which requires filing of this statement: 05/02/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001909353

## Reporting persons
- Will Wei Cheng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 96,718,239; shared voting power 0; sole dispositive power 76,171,441; shared dispositive power 0; aggregate amount beneficially owned 76,171,441 (6.5% of the class)
  Comment: Notes:
  
  (1) The amount set out in row (5) represents (i) 76,171,441 Class B ordinary shares held by Xiaocheng Investments Limited (beneficially owned by Will Wei Cheng, or Mr. Cheng, through a trust, of which Mr. Cheng is the settlor and Mr. Cheng and his family members are the beneficiaries) that Mr. Cheng has sole voting power over, and (ii) 20,546,798 Class A ordinary shares held by certain existing shareholders who have granted voting proxies to Mr. Cheng, in each case as of April 2, 2025.
  
  (2) The amount set out in row (7) represents 76,171,441 Class B ordinary shares held by Xiaocheng Investments Limited.
  
  (3) The amount set out in row (9) represents 76,171,441 Class B ordinary shares held by Xiaocheng Investments Limited The number of shares here represents the shares beneficially owned by Mr. Cheng in terms of economic interest, which is not the same as the shares over which Mr. Cheng has voting power as illustrated in Note (1) above.
  
  (4) The percentage of class of securities set out in row (11) is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the total number of ordinary shares outstanding as of April 2, 2025.
  
  (5) The amount set out in row (9) represents 42.3% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power of the ordinary shares beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of April 2, 2025. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.
- Xiaocheng Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 76,171,441; shared voting power 0; sole dispositive power 76,171,441; shared dispositive power 0; aggregate amount beneficially owned 76,171,441 (6.5% of the class)
  Comment: The percentage of class of securities set out in row (11) is calculated by dividing the ordinary shares beneficially owned by the Reporting Person in terms of economic interests by the total number of ordinary shares outstanding as of April 2, 2025. The amount set out in row (9) represents 41.2% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power of the ordinary shares beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of April 2, 2025. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

## Item 1. Issuer
Name of issuer: DiDi Global Inc.
Address of issuer's principal executive offices: DiDi Xinchenghai Building 1, Yard 6, North Ring Road, Tangjialing, Haidian Beijing, F4, 100193

## Item 2. Person Filing
Name of person filing: Will Wei Cheng
Address of principal business office or, if none, residence: DiDi Xinchenghai, Building 1, Yard 6, North Ring Road, Tangjialing Haidian District, Beijing, People's Republic of China
Citizenship: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 76,171,441
Percent of class: 6.5%
Sole power to vote or to direct the vote: 96,718,239
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 76,171,441
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement
99.2 Supplemental Information Regarding Item 4

## Signatures
- Will Wei Cheng: /s/ Will Wei Cheng, Will Wei Cheng (05/02/2025)
- Xiaocheng Investments Limited: /s/ Will Wei Cheng, Will Wei Cheng / Director (05/02/2025)